April 26, 2017

VIA EDGAR

Re:	KKR Real Estate Finance Trust Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed April 13, 2017
File No. 333-217126

Sandra B. Hunter, Esq.
Office of Real Estate and Commodities

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of KKR Real Estate Finance Trust Inc. (“KREF”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (“Registration Statement”) relating to the offering of shares of its common stock.  The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated April 24, 2017, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2.  The responses and information described below are based upon information provided to us by KREF.

Prospectus Summary

Our Target Assets, page 12

1.              We note your disclosure that you include within senior loans “junior participations in our originated senior loans for which we have syndicated the senior participations to other investors and retained the junior participations for our portfolio, typically structured as mezzanine loans.” Please tell us why it is appropriate to categorize junior participations structured as mezzanine loans within senior loans.

With respect to its portfolio, KREF includes within the category of senior loans similar credit quality investments, including junior participations in its originated senior loans for which it has syndicated the senior participations to other investors and retained the junior participations for its portfolio.  KREF believes that these junior participations are more similar to the senior loans it originates than other loan types given their credit quality and risk profile.  In each case, KREF leads the underwriting and structuring of the originated senior loan and, depending on its financing strategy with respect to the investment, will finance the loan either under its repurchase facilities (in the case of a senior loan) or through syndication of a senior participation (in the case of a junior participation).  In addition, the leverage and return profiles of junior participations that KREF finances through syndication of a senior participation closely resemble those for senior loans that it finances under its repurchase facilities.  KREF has revised the disclosure on pages 12 and 137 to clarify this categorization.

Note 10. Fair Value of Financial Instruments

Valuation Methodologies, page F-40

1.              We note your response to comment 13. Please expand your disclosure relating to the valuation of commercial mortgage loans and preferred equity investments to clarify that, in the event that management’s estimate of fair value differs from the opinion of fair value provided by the independent valuation firm, you will ultimately rely solely upon the valuation prepared by the investment personnel of the Manager.

In response to the Staff’s comment, KREF has expanded its disclosure relating to the valuation of commercial mortgage loans and preferred equity investments on pages 112, F-41 and F-42.

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Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:           Securities and Exchange Commission

Bryan Hough, Esq.

Bill Demarest

Kristi Marrone

KKR Real Estate Finance Trust Inc.

Christen E.J. Lee

William  B. Miller

Clifford Chance US LLP

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.